Sun Life Financial declares quarterly dividend on Common and Preferred Shares payable in Q1 2012

TORONTO – (February 15, 2012) – The Board of Directors of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced a quarterly dividend of $0.36 per common share, payable March 30, 2012, to shareholders of record at the close of business on March 7, 2012. This is the same amount as paid in the previous quarter.

The Board also announced that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares are payable on March 30, 2012, to shareholders of record at the close of business on March 7, 2012:

Series 1	$0.296875 per share
Series 2	$0.30 per share
Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 6	$0.375 per share
Series 8R	$0.271875 per share
Series 10R	$0.24375 per share
Series 12R	$0.41336 per share

Dividends payable on March 30, 2012, to participants in the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be used to purchase common shares issued from treasury at a 2% discount to the volume weighted average market price determined in accordance with the Plan. This discount does not apply to common shares acquired by participants through the optional cash purchase feature of the Plan.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2011, the Sun Life Financial group of companies had total assets under management of $466 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:

Frank Switzer
Vice-President

Investor Relations Contact:

Phil Malek
Vice-President

Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com